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| FORM 3 |
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OMB Number: 3525-0287
Expires:    September 30, 1998
Estimated average burden
hours per response. . . 0.5
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                 Section 17(a)
           Public Utility Holding Company Act of 1935 or Section 30(f)
                      of the Investment Company Act of 1940

1. Name and Address of Reporting Person*

   Keeley, Jr.                     John                       L.
   -----------------------------------------------------------------------------
   (Last)                           (First)                             (Middle)

   Keeley Asset Management
   401 South LaSalle Street, Suite 1201
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                                    (Street)

   Chicago                           Illinois                       60605
   -----------------------------------------------------------------------------
   (City)                           (State)                                (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)
     08/18/1999

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Issuer Name and Ticker or Trading Symbol

   Tremont Advisers, Inc. - TMAVB

5. Relationship of Reporting Person to Issuer (Check all applicable)

   [X] Director
   [ ] 10% Owner
   [ ] Officer (give title below)
   [ ] Other (specify below)

6. If Amendment, Date of Original Month/Day/Year)

7. Individual or Joint/Group
   Filing (Check Applicable Line)

   __X_  Form filed by One Reporting Person
   ____ Form filed by More than One Reporting Person

             TABLE 1 - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                    OR BENEFICIALLY OWNED

1. Title of                       2. Amount of Securities     3. Ownership Form:       4. Nature of Indirect
   Security (Instr. 4)            Benefically Owned           Direct (D) or            Beneficial
                                  (Inst. 4)                   Indirect (I)             Ownership (Instr. 5)
                               --------------------------     (Instr. 5)
                                                          --------------------------    ----------------
Class B Common Stock             206,250                          D                            - -
Class B Common Stock              24,642                          I                   By JGJ Partnership of which Mr. Keeley is the
                                                                                      General Partner
Class B Common Stock              25,000                          I                   By spouse
Class B Common Stock              11,250                          I                   By John L. Keeley, Jr. Foundation of which
                                                                                      Mr. Keeley is the President and Treasurer
Class B Common Stock              82,140                          I                   By Kamco Limited Partnership No. 1 of which
                                                                                      Mr. Keeley is sole general partner
Class B Common Stock              43,750                          I                   By Keeley Investment Corp. Pension Plan &
                                                                                      Trust of which Mr. Keeley is Trustee
Class B Common Stock              43,750                          I                   By Keeley Investment Corp. Profit Sharing
                                                                                      Plan & Trust of which Mr. Keeley is Trustee
Class B Common Stock                200                           I                   By Keeley Family Limited Partnership of which
                                                                                      Mr. Keeley is the General Partner

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                         TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
                                   (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative  2. Date Exercisable and     3. Title and Amount of      4. Conversion or   5. Ownership Form  6. Nature of
   Security (Instr. 4)     Expiration Date             Securities Underlying       Exercise Price     of Derivative      Indirect
                           (Month/Day/Year)            Derivative Security         of Derivative      Security:          Beneficial
                        --------------------------     (Instr. 4)                  Security           Direct (D) or      Ownership
                                                    --------------------------                        Indirect (I)       (Instr. 5)
                                                                       Amount or                        (Instr. 5)
                               Date       Expiration                   Number of
                           Exercisable       Date           Title        Shares
------------------------  --------------  ----------     ------------  ---------  -----------------  -----------------  -----------

Stock Options               6/12/99         6/12/02    Class B Common Stock   6,250     $3.00              D                 - -

Class A Common Stock            --             --      Class B Common Stock 101,987       1:1              D                 - -



Explanation of Responses:

(1) Held by MGL Investments Ltd., a wholly-owned subsidiary of Mutual Risk Management.


/s/ John L. Keeley, Jr.                              08/16/1999
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           Signature of Reporting Person                      Date
           John L. Keeley, Jr.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information in this form are not required to respond unless the form displays a currently valid OMB Number.